FOR IMMEDIATE RELEASE	November 14, 2007

Shareholder Update

TORONTO, ONTARIO, November 14, 2007 – Micromem Technologies Inc. [OTC BB: MMTIF] is pleased to provide the shareholders with an update on its recent progress.

Micromem has successfully transitioned from a long research and development period at the University of Toronto into a production GaAs foundry. In late summer Micromem hired Strategic Solutions, a California company to design and implement our MRAM technology. Strategic Solutions is an engineering company that specializes in developing new technology, wafer services, technology evaluations, special engineering projects and short run wafer standard business. Strategic Solutions orchestrated a knowledge transfer of the work that Dr. Harry Ruda and his team completed at the University of Toronto. Strategic Solutions created a Reticle Design and an extensive Test Plan document used to communicate our manufacturing requirements to a target GaAs foundry.

Micromem selected Global Communication Semiconductors, Inc (GCS) as our partner foundry in late September. GCS, based in Torrance, California, an ISO 9001-2000 certified company, provides compound semiconductor foundry services to the RF wireless communication, telecommunication and high-speed networking, optoelectronics and photonics industries. GCS currently offers a broad portfolio of advanced RF processes (InGaP HBT, PHEMT, IPD and SAW), and various optoelectronics processes for products such as GaAs and InGaAs PIN PD and imaging array, APD, VCSEL, Laser, modulator, QWIP and LED. Additional information can be found at www.gcsincorp.com.

Our MRAM design went into the foundry on September 17, 2007. The purpose of this Phase One foundry contract is to establish the manufacturability of our MRAM design. Our manufacturing design of experiment and Reticle Design includes thousands of MRAM bit cells in various configurations. These configurations include feature size, magnetic deposition techniques, magnet material, magnetic yoke configuration and placement, number of turns on the magnet, hall cross sensor geometry etc. These tests are all to determine the optimum configuration for memory performance and foundry manufacturing costs.

We will complete the Phase One foundry work in late January 2008. At that time we will have manufactured working multi bit MRAM cells. We will be in a position to take the next step which is to design and manufacture our memory as part of one of our potential client’s application. Our potential clients have been invaluable in guiding us in how to configure our memory for their requirements.

The foundry work is ahead of schedule. We are pleased to report that the magnetics and hall cross sensor data from manufactured devices is performing as predicted from the University of Toronto models. We are currently assembling complete MRAM memory cells and testing will be completed prior to December 25, 2007.

For further information contact: Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 73,254,501
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.